UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐               No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited consolidated financial results for the three months and six months ended September 30, 2012 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2012

	March 31,	September 30,
	2012	2012
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	794,311	1,324,507	210,748
Accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB13,916; September 30, 2012: RMB14,841)	79,012	78,627	12,511
Inventories	6,666	5,074	807
Prepaid expenses and other receivables	11,561	15,055	2,395
Trading securities	354	-	-
Deferred offering costs	-	2,852	454
Deferred tax assets	5,268	5,715	909
Total current assets	897,172	1,431,830	227,824
Property, plant and equipment, net	267,862	345,279	54,939
Non-current prepayments	2,863	3,144	500
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB38,628; September 30, 2012: RMB42,744)	254,236	246,086	39,156
Inventories	34,651	37,773	6,010
Intangible assets, net	129,791	127,481	20,284
Available-for-sale equity securities	98,199	78,332	12,464
Other investment	134,363	134,363	21,379
Deferred offering costs	-	10,183	1,620
Deferred tax assets	5,013	5,879	935
Total assets	1,824,150	2,420,350	385,111

LIABILITIES
Current liabilities
Bank loan	45,000	50,000	7,956
Accounts payable	6,343	14,234	2,265
Accrued expenses and other payables	33,351	62,555	9,953
Deferred revenue	106,110	151,496	24,105
Amounts due to related party	360	720	115
Income tax payable	5,943	5,809	924
Total current liabilities	197,107	284,814	45,318
Convertible notes	-	422,569	67,237
Non-current deferred revenue	306,534	406,359	64,657
Other non-current liabilities	60,420	81,455	12,961
Deferred tax liabilities	24,462	23,306	3,708
Total liabilities	588,523	1,218,503	193,881

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and outstanding as of March 31, 2012 and 73,140,147 shares issued and 69,064,092 shares outstanding as of September 30, 2012	50	50	8
Additional paid-in capital	865,654	865,654	137,737
Treasury stock	-	(72,675)	(11,564)
Accumulated other comprehensive income	26,057	3,705	589
Retained earnings	310,973	366,761	58,358
Total shareholders’ equity	1,202,734	1,163,495	185,128
Non-controlling interests	32,893	38,352	6,102
Total equity	1,235,627	1,201,847	191,230
Total liabilities and equity	1,824,150	2,420,350	385,111

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months ended September 30, 2011 and 2012

	Three months ended September 30,			Six months ended September 30,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share data)

Revenues	98,433	128,462	20,440	185,891	243,792	38,791
Direct costs	(21,757)	(27,057)	(4,305)	(41,625)	(51,446)	(8,186)
Gross profit	76,676	101,405	16,135	144,266	192,346	30,605
Operating expenses
Research and development	(1,932)	(1,860)	(296)	(3,709)	(4,123)	(656)
Sales and marketing	(15,575)	(23,517)	(3,742)	(28,181)	(42,737)	(6,800)
General and administrative	(21,444)	(28,984)	(4,612)	(43,899)	(54,044)	(8,599)
Total operating expenses	(38,951)	(54,361)	(8,650)	(75,789)	(100,904)	(16,055)
Operating income	37,725	47,044	7,485	68,477	91,442	14,550
Other (expense)/income , net
Interest income	3,312	3,859	614	6,451	7,188	1,144
Interest expense	(1,190)	(14,089)	(2,242)	(1,650)	(24,265)	(3,861)
Exchange (loss)/gain	(4,956)	41	7	(4,860)	51	8
Dividend income	-	-	-	7,217	2,420	385
Others	111	(1,002)	(160)	325	(766)	(121)
Total other (expense)/income, net	(2,723)	(11,191)	(1,781)	7,483	(15,372)	(2,445)
Income before income tax	35,002	35,853	5,704	75,960	76,070	12,105
Income tax expense	(9,093)	(8,466)	(1,347)	(7,310)	(14,801)	(2,355)
Net income	25,909	27,387	4,357	68,650	61,269	9,750
Income attributable to non-controlling interests	(2,660)	(2,692)	(428)	(5,379)	(5,481)	(872)
Net income attributable to shareholders	23,249	24,695	3,929	63,271	55,788	8,878

Net income per share:
Attributable to ordinary shares
- Basic	0.31	0.34	0.05	0.85	0.75	0.12
- Diluted	0.31	0.34	0.05	0.85	0.75	0.12

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	122	(1,007)	(160)	(689)	(2,424)	(386)
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax	(5,976)	2,624	418	(11,508)	(19,950)	(3,174)
Comprehensive income	20,055	29,004	4,615	56,453	38,895	6,190

Comprehensive income attributable to non-controlling interests	(2,680)	(2,672)	(425)	(5,605)	(5,459)	(869)
Comprehensive income attributable to shareholders	17,375	26,332	4,190	50,848	33,436	5,321

Other Events

On November 19, 2012, the Company issued a press release announcing preliminary unaudited consolidated financial results for the three months and six months ended September 30, 2012. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated November 19, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: November 19, 2012